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                                                                 EXHIBIT (A)(10)


From: DeLoach, Gina [mailto:GDeLoach@emergeinteractive.com]
Sent: Friday, July 27, 2001 2:53 PM
Subject: RE: Extension to Turn-In Program Response Date
Importance: High



Hello everyone -

Yesterday you received the email below pertaining to the "Turn-In" Stock Option Program. The new deadline to participate was inadvertently stated as August 16, 2001 and should have been August 6, 2001. You'll be receiving additional information which explains the reason for revising the participation deadline by the beginning of next week.

Thank you for your patience. Have a wonderful weekend.

Gina DeLoach